SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830 - Torre I - 13º andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CNPJ/MF 33.042.70/0001-04
NIRE n.º 3330001159-5

CALL NOTICE

MINUTES OF THE ANNUAL GENERAL MEETING

The Shareholders of Companhia Siderúrgica Nacional are hereby called to the Annual General Meeting to be held on April 4, 2005, at 10:00 a.m., in the head office of the Company, located at Rua São José 20, Grupo 1602, Centro, Rio de Janeiro – RJ, to deliberate the following Agenda:

1.	examination, discussion and approval of the accounts rendered by the Company's officers, the management report and the financial statements, referred to the fiscal year ended on December 31, 2004;

2.	ratification of the distribution of intermediary dividends in the amount of R$35,000,000.00 approved by the Board of Directors on June 14, 2004;

3.

deliberation on the management proposal regarding the allocation of the net profit of the fiscal year of 2004, in the amount of R$2,144,996,655.09, and of the appraisal surplus in the amount of R$244,846,352.46, as follows:

-	R$86,798,191.36 of the fiscal year net profit, to complement the legal reserve balance, pursuant article193 of Law No. 6,404/76;

-

distribution of R$239,391,000.00 as interest over capital (juros sobre o capital próprio), corresponding to the gross amount of R$0.86456 per share, and R$2,028,653,816.19 as dividends, corresponding to the amount of R$7.32649 per share;

4.	election of the members of the board of directors;

5.	Approval of the global remuneration to the management in the amount of up to R$ 30,000,000,00.

According to the provisions of Instrução CVM No. 165, dated December 11, 1991, as amended by Instrução CVM No. 282, dated June 26, 1998, it is necessary at least 5% of the voting capital of the Company to require the implementation of multiple voting.

The Shareholders whose shares are under custody must present the documents described in item II of article 126 of Law Nº 6,404/76. The Shareholders who will be represented by an attorney-in-fact must comply with the provisions of paragraph 1 of article 126 of Law Nº 6,404/76.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.